Exhibit 99.1

Hepsiburada (NASDAQ: HEPS) Notice of Fourth Quarter and Full Year 2021 Financial Results Release and Conference Call

ISTANBUL, March 4, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its unaudited financial results for the fourth quarter and the full-year ending December 31, 2021 on Thursday, March 24, 2022.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its financial results at 16.00 İstanbul / 13.00 London / 9.00 a.m. New York time on Thursday, March 24, 2022.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada220324.html

Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on March 24, 2022.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through Hepsiburada’s embedded digital wallet, HepsiPay. As at the end of September 2021, we had seamlessly connected 39.6 million members and approximately 67 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, Hepsiburada is committed to meaningful action to empower women. Through its ‘Technology Empowerment for Women Entrepreneurs’ program, Hepsiburada reached over 24,000 female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com